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File No. 82-34719

February 20, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
(File No. 82-34719)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

dlw 2/26

Enclosure
cc: Frederick W. London, Esq.
Jeffrey H. Elkin, Esq.

NY:844221.1

FILE NO. 82-34719

SECURITAS

Press Release from Securitas AB

February 20, 2004

Securitas sign a final agreement with Pengar i Sverige AB

Securitas Värde AB in Sweden has signed a final agreement to take over the majority of the commercial part of Swedish National Bank cash services, Pengar i Sverige AB. With that, the letter of intent that was signed in December 2003 will be completed. The transaction will be reported to the Swedish Competition Authority for trial.

Under the agreement Securitas Värde AB will acquire the majority of assets in Pengar i Sverige AB and the majority of employees will be offered employment at Securitas Värde AB. The transfer is planned to take place during the summer of 2004.

Pengar i Sverige AB has approximately 350 employees and annual sales of approximately 250 MSEK in 2003. The company is a subsidiary to the Swedish National Bank's company Svensk Kontantförsörjning AB.

Further information can be obtained from:

Thomas Berglund, President and CEO	**+44 (0) 20 8432 6500**
Håkan Winberg, Executive Vice President and CFO	**+44 (0) 20 8432 6500**
Henrik Brehmer, Senior Vice President Investor Relations	**+44 (0) 20 8432 6523**

The press release is also available on: www.securitasgroup.com

Securitas is a World leader in security providing security solutions comprising guarding services, alarm systems and cash handling services. Securitas has more than 200 000 employees in 30 countries in Europe and USA.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70